United States securities and exchange commission logo





                                February 21, 2023

       Nathan Givoni
       Chief Executive Officer
       Gelteq Pty Ltd
       Level 7
       612-616 St Kilda Rd
       Melbourne VIC, 3004
       Australia

                                                        Re: Gelteq Pty Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 6,
2023
                                                            File No. 333-267169

       Dear Nathan Givoni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed February 6, 2023

       Prospectus Summary
       The Offering, page 9

   1.                                                   We note that your
offering summary calculations on page 9 do not include
                                                        the 1,749,243 Ordinary
Shares covered by the resale prospectus, which may proceed even if the primary
underwritten offering of shares does not. Please reconcile.
   2. We note your response to our prior comment 3. Please revise the Lock-up disclosure on page 10 to explicitly
state that the selling shareholders are able to resell their shares during
 Nathan Givoni
FirstName
Gelteq Pty LastNameNathan Givoni
           Ltd
Comapany21,
February   NameGelteq
             2023     Pty Ltd
February
Page 2 21, 2023 Page 2
FirstName LastName
         the twelve months following the company's listing on Nasdaq, if approved.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
50

3. As previously requested in prior comment 1, please provide disclosures of the related party revenue amounts, not just the order volume amounts. Also discuss the disparity between related party orders of 50.2% and related party revenue of 91.0% during the year ended June 30, 2022. In this regard, the $134,231 amount disclosed on page F-38 exceeds
         90% of your FY 22 $147,536 revenue.
Intangible Assets, page 56

4. Intangible assets comprise 97% of your total assets. Based on your disclosure on page F-
         27, it appears that the recoverability of this asset is primarily based on an assumption that revenues will increase at an average rate of 92% annually in the next
6.5 years. As
         previously requested, please disclose the objective evidence (if any) that management used to derive this assumption. In order for readers to fully understand the estimation uncertainty and the impact of this critical assumption on your impairment analysis, please also disclose your actual volume of products sold in the year ended June 30, 2022 and the amount of your assumed sales volume in the final year of your 6.5 year forecast. See the
         Instructions to Item 5 of Form 20-F and the Commission's Interpretive Release 33-8350.
Asiana Trading Corporation, page 97

5. Regarding your response to prior comment 7, please clarify for us how you concluded that
         Mr. Olyniec "had limited control over day-to-day commercial decision making" of Asiana if he was its sole director (Exhibits 10.20 and 10.21). In addition, please expand your disclosure on page 97 to state whether the services provided by Asiana under the
         Consulting Services Agreement were performed by Mr. Olyniec. Tell us how many employees Asiana had during the term of this Agreement. Disclose also whether whether the Agreement was terminated and if so, the date thereof. Further, please clarify for us whether Mr. Olyniec both received $143,977 (p. F-38) of management fees from Gelteq in
         FY 22 and also paid Gelteq $134,231 in FY 22 for product purchases. Tell us how you were able to reasonably estimate the fair value of these product sales transactions in the event that Mr. Olyniec was both a manager and a customer of Gelteq. Experts, page 130

6. We note your response to our prior comment 6 and the consent of Leadenhall Valuation
         Services Pty Ltd now filed as Exhibit 23.5. Please also revise the
Experts    section on
         page 130 to include Leadenhall and file a copy of the valuation report as an exhibit to the registration statement. See Item 601(b) of regulation S-k and Securities Act Rule 408. To the extent you do not believe the valuation report is required to be filed, please provide an analysis supporting your determination.
 Nathan Givoni
Gelteq Pty Ltd
February 21, 2023
Page 3
General

7. We note that the resale offering may proceed whether or not the company's shares are approved for listed on Nasdaq, in which case the primary underwritten offering will not occur, and alternatively, if the shares are listed on Nasdaq may proceed prior to the closing of the primary offering. We also note that the alternate pages provided at the end of the primary prospectus do not address all of the potential implications of these two scenarios. For instance, in the event the company's shares are not listed on Nasdaq and the company is quoted on the Pink markets, the resale offering must remain at a fixed price for the duration of the offering. In addition, the number of shares reflected in the Offering
      Summary on page Alt-9 does not reflect the two potential outcomes (with the primary offering closing and without). Please revise the alternate pages, adding pages where required, to reflect the implications of each potential outcome. Specifically, ensure you include risk factor disclosure addressing the impacts if the Nasdaq listing is not approved.
Selling Shareholders, page Alt-11

8. We note that Vertical Holdings LLC has been added as a selling shareholder. Please revise your disclosure to provide more information regarding the circumstances under which
      Vertical Holdings acquired the shares it intends to resell in the secondary offering, including its relationship to the company, if any.
       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Arzhang Navai at 202-551-4676 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameNathan Givoni
                                                            Division of
Corporation Finance
Comapany NameGelteq Pty Ltd
                                                            Office of Life
Sciences
February 21, 2023 Page 3
cc:       Richard I. Anslow, Esq.
FirstName LastName